Exhibit 99.1

Medicure To Announce Fiscal Year End 2019 Financial Results on April 15, 2020

WINNIPEG, April 13, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, will release financial results for the year ended December 31, 2019 on Wednesday, April 15, 2020. The financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Thursday, April 16, 2020 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's Fiscal Year End 2019 Results

Call date:  Thursday, April 16, 2020

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:  http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-to-announce-fiscal-year-end-2019-financial-results-on-april-15-2020-301039425.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2020/13/c3993.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 12:02e 13-APR-20